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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MECHANICAL DYNAMICS, INC.
 (Name of Subject Company (Issuer))

MSC ACQUISITION II, CORP.
MSC.SOFTWARE CORPORATION
(Names of Filing Persons—Offerors)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

583521 10 9
(CUSIP Number of Class of Securities)

Louis Greco, Chief Financial Officer.
MSC.Software Corporation
2 MacArthur Place, Santa Ana, California 92707
Telephone: (714) 540-8900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard Boehmer, Esq.
O'Melveny & Myers LLP
400 S. Hope Street, Los Angeles, CA 90071
Telephone: (213) 430-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2002 as amended by Amendment No. 1 filed on April 3, 2002 (as amended, the "Schedule TO"), relating to the offer by MSC Acquisition II Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of MSC.Software Corporation, a Delaware corporation ("MSC"), to purchase all outstanding shares ("Shares") of common stock, no par value, of Mechanical Dynamics, Inc., a Michigan corporation ("Mechanical Dynamics"), at a price of $18.85 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 22, 2002, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used in this Amendment No. 2 and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

        The items of the Schedule TO set forth below are hereby supplemented and amended as follows:

Item 11. Additional Information.

        Item 11 is amended by adding the following:

        "The Offer expired at 12:00 midnight, New York City time, on April 18, 2002. Following the expiration of the Offer, the Purchaser accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer. Purchaser was informed by the Depositary that approximately 6,147,321 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 121,260 Shares tendered by notice of guaranteed delivery. This represented approximately 98.9% of the issued and outstanding shares of Mechanical Dynamics.

        On April 19, 2002, MSC issued a press release announcing the closing of the Offer and affirming its intention to cause Purchaser to merge with and into Mechanical Dynamics in a short form merger. MSC intends to complete this merger by April 30, 2002, or as soon thereafter as possible. The full text of MSC's April 19, 2002 press release is attached as Exhibit (a)(5)(E) and is incorporated herein by reference."

Item 12. Exhibits.

        Item 12 is amended by adding the following exhibit:

        "(a)(5)(E) Press release issued by MSC.Software Corporation, dated April 19, 2002."

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 19, 2002 that the information set forth in this statement is true, complete and correct.

MSC.SOFTWARE CORPORATION
By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

MSC ACQUISITION II CORP.
By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99(a)(5)(E)	Press release issued by MSC.Software Corporation, dated April 19, 2002.

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